

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2013

Via E-mail
Joseph A. Orlando
Vice President and Chief Financial Officer
Leucadia National Corporation
315 Park Avenue South
New York, NY 10010

Re: **Leucadia National Corporation**
Amendment No. 1 to Registration Statement on Form S-4
Filed January 14, 2013
File No. 333-185318

Dear Mr. Orlando:

We have reviewed your responses to the comments in our letter dated January 3, 2013 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

General

1. We note that on January 17, 2013, Jefferies filed a prospectus supplement to offer 600,000,000 aggregate principal amount of its 5.125% Senior Notes due 2023 and $400,000,000 aggregate principal amount of its 6.50% Senior Notes due 2043. Please tell us what, if any, effect this offering will have on the transactions described in your Form S-4.

2. We note your response to prior comment 2 and reissue in part. We note your disclosure on the cover page and throughout that Mr. Cumming and Mr. Steinberg recused themselves of consideration of the transaction on behalf of Jefferies. Please revise to balance such disclosure by stating that Mr. Cumming and Mr. Steinberg did not recuse themselves of consideration of the transaction on behalf of Leucadia.

In what ways do the interests of certain directors and officers […] differ, page viii

3. Please revise to quantify here the financial terms that Mr. Cumming will receive upon the consummation of the transactions.

Risk Factors, page 27

Although Leucadia expects that […] combination with Jefferies will result in benefits, page 31

4. Please revise to remove the mitigating language from the subheading to the risk factor.

Background of the Transactions, page 52

5. We note general references to management of Jefferies and Leucadia throughout this section. Please revise to disclose the members of management that were involved in the respective discussions.

6. You have provided disclosure regarding Mass Mutual as it relates to the Jefferies preferred stock. Please revise to disclose the amount of Jefferies preferred stock that Mass Mutual owns.

Opinion of Citigroup Global Markets Inc., page 63

7. We note that Citigroup also prepared a comparable companies analysis as it relates to Jefferies. Please revise to include such analysis or explain to us why you have not included the disclosure.

Jefferies, page 67

Sum of the Parts Analysis, page 72

8. We note your response to our prior comment 26 that certain Leucadia investments were not considered for purposes of the sum-of-the-parts analysis "due to a lack of information as to the identity and book values of such assets." With a view towards revised disclose, please tell us why Leucadia did not provide the identity and book values of such assets to Citigroup for the purposes of this analysis. If Leucadia's decision was based on certain quantitative and qualitative factors, please disclose such.

Material U.S. Federal Income Tax Consequences, page 88

Tax Consequences of the Transactions, page 90

9. We note your revised disclosure in response to our prior comment 30. Please revise the first paragraph of this opinion to clarify that the opinions relied on representation letters provided by Jefferies and Leucadia as to questions of fact.

Regulatory Clearances Required for the Transactions, page 91

10. You state throughout that the second merger agreement is conditioned upon the receipt of "certain regulatory approval." Please revise to clarify which regulatory approvals are required for the consummation of the transaction. If certain conditions may be waived, please explain. Also update the disclosure under this section as appropriate.

Exhibit 5.1

11. Please have counsel revise to remove the exception regarding Section 630 of the New York Business Corporation Law or tell us why counsel believes that such exception is appropriate.

Exhibits 8.1 and 8.2

12. Please have counsel revise assumption (3) in the first complete paragraph on page 2 of Exhibits 8.1 and 8.2 to clarify that counsel only relied upon the accuracy and completeness of the representations as to matters of fact.

13. Please have counsel revise to remove the first sentence on page 3 of Exhibits 8.1 and 8.2 as it is inappropriate to limit the reliance on the opinions.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Andrea A. Bernstein
        Weil, Gotshal & Manges LLP